SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

OSSEN INNOVATION CO. LTD.

(NAME OF ISSUER)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G67908106

(CUSIP NUMBER)

David Selengut

Bill Huo

Ari Edelman

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Effectual Strength Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,050,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,050,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9(1)
14	TYPE OF REPORTING PERSON CO

(1)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 31, 2017. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Liang Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,050,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,050,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 13,050,000 shares held by Effectual Strength Enterprises Limited, a British Virgin Islands company, which is beneficially owned and controlled by Dr. Liang Tang, its sole director and shareholder.
(2)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 31, 2017. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Item 1.	Security and Issuer

The class of equity securities to which this statement (the “Statement”) relates is: ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Ossen Innovation Co. Ltd., a British Virgin Islands company (the “Issuer”). The Issuer’s principal executive offices are located at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Item 2.	Identity and Background

(a)   The persons filing this Statement are Dr. Liang Tang, a natural person, and Effectual Strength Enterprises Limited, a British Virgin Islands company (“Effectual Strength,” and together with Dr. Tang, the “Reporting Persons”) which is wholly owned and controlled by Dr. Tang.

(b)   The business address of Dr. Tang is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China, which is also the location of Effectual Strength’s principal office.

(c)   The principal occupation of Dr. Tang is President of Ossen Group Co., Ltd. Effectual Strength is a holding company and its principal business is to hold, transact or otherwise deal in the securities of the Issuer.

(d)-(e)   During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Dr. Tang is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds

Pursuant to securities purchase agreements dated August 7, 2018, copies of which are attached to this Statement as Exhibits 10.1 and 10.2, respectively, on August 15, 2018, Effectual Strength purchased:

•	600,000 shares from Fascinating Acme Development Limited, an entity controlled by the spouse of Wei Hua, the Chief Executive Officer of the Issuer, at a price of $2.582 per American Depositary Share (“ADS”), each ADS representing three Ordinary Shares; and

•	600,000 shares from Gross Inspiration Development Limited, an entity controlled by the spouse of Xufeng Zhou, a senior manager of the Issuer, at a price of $2.582 per ADS.

Dr. Tang is the sole director and shareholder of Effectual Strength and may be deemed to be the beneficial owner of the Ordinary Shares held by Effectual Strength.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Issuer’s Ordinary Shares pursuant to the transactions described in Item 3 above.

The Reporting Persons contemplate selling all of their Ordinary Shares to Acme Innovation Limited, an entity that is indirectly controlled by Mr. Tang.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   For purposes of Rule 13d-3 promulgated under the Act, Dr. Tang beneficially owns and controls the 13,050,000 Ordinary Shares of the Issuer held by Effectual Strength, representing 65.9% of the outstanding Ordinary Shares of the Issuer (based on 19,791,110 Ordinary Shares outstanding as of December 31, 2017, as reported in the Issuer’s Annual Report on Form 20-F filed on May 15, 2018). Dr. Tang owns and controls the Ordinary Shares held by Effectual Strength because he is Effectual Strength’s only shareholder.

(b)   Dr. Tang has sole voting and dispositive power over the 13,050,000 Ordinary Shares of the Issuer that are directly and beneficially owned by Effectual Strength. Dr. Tang does not own any other securities of the Issuer.

(c)   Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)   No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)   Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1.	Share Purchase Agreement, dated as of August 7, 2018, by and among Gross Inspiration Development Limited, Effectual Strength Enterprises Limited, Liang Tang, Yan Chen and Xufeng Zhou.

Exhibit 10.2.	Share Purchase Agreement, dated as of August 7, 2018, by and among Fascinating Acme Development Limited, Effectual Strength Enterprises Limited, Liang Tang, Xiamin Gu and Wei Hua.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2018
EFFECTUAL STRENGTH LIMITED

	By:	/s/ Liang Tang
Name: Liang Tang
Title: Director

/s/ Liang Tang
Liang Tang